NR10-05	March 4, 2010

International Tower Hill Signs LOI to Form Production Joint Venture on Terra Project, Alaska

Vancouver, B.C…….International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce that it has signed a letter of intent to enter into a joint venture with American Mining Corporation (“AMC”), a private Nevada corporation, on ITH’s high grade Terra Gold Project in Alaska.  Pursuant to the LOI, an Alaskan subsidiary of AMC (“Subco”) and Raven Gold Alaska Inc. (“Raven”), a subsidiary of ITH, will form a joint venture (the “JV”) with the aim of developing the Terra Project to production.  It is anticipated that AMC, as operator, will commence a project development program in June 2010.

Terra Project - Background

The Terra Gold Project is located in the Hartman Mining District of Western Alaska and hosts a current 43-101 compliant inferred resource of 428,000 tonnes at a grade of 12.2 g/t gold (168,000 contained ounces) and a grade of 23.1 g/t silver (318,000 contained ounces), at a cutoff grade of 5 g/t gold, in a vein system which remains open (see NR 08-04).

The Terra Project consists of 235 State of Alaska unpatented lode mining claims currently held 100% by the Company plus an additional 5 unpatented lode mining claims held under lease (subject to a 3% to 4% NSR royalty to the lessor, dependent upon the gold price).  The property is centered on an 8 kilometre long trend of high-grade vein occurrences which have returned numerous surface rock samples and drill intersection in excess of 50 g/t gold.  The bulk of the Company’s past drilling has focused on only a 400 metre long section of one of the vein systems (Ben’s Vein) discovered to date.  This drilling has outlined the resource noted above, which is over an average width of 2.3 metres, utilizing 20 HQ diamond holes.

AMC Earn-in and Joint – Venture Structure

The initial interests of Subco and Raven in the JV will be 51% and 49% respectively.  Raven’s initial contribution to the JV will be its interest in the Terra Project, including all related data and property facilities.  Subco’s initial contribution to the JV will be funding for the JV totalling USD 6,000,000 over three years (USD 1,000,000 in 2010).  Of these expenditures, USD 100,000 will be paid to the Company in each of the first and second years to partially reimburse the Company for the cost of constructing the existing camp facility at Terra.  As consideration for the Company causing Raven to enter into the JV, AMC will pay the Company USD 300,000, and issue 750,000 common shares of AMC, over the same three-year period (USD 50,000 and 250,000 shares in 2010).  If Subco fails to make its full initial contribution, or AMC fails to make all required payments and share issuances to the Company, over such three-year period, then the JV will terminate and Subco will not retain any residual interest in the Terra project.

In addition, the JV has granted Raven a sliding scale NSR royalty of between 0.5% and 5% (depending upon the gold price) on all precious metal production from the property and a 1% NSR royalty on all base metal production.  The royalty to Raven is in addition to the current royalty payable to the underlying lessor.

Upon having completed its initial contribution, Subco will have the option to increase its JV interest by 29% (to 80% total) by providing a subsequent contribution of an additional USD 3,050,000 in funding in the fourth year.  In addition, AMC will be required to pay the Company an additional USD 150,000 and issue an additional 150,000 common shares.  Should Raven’s interest be diluted below 10% as a consequence of it not funding its proportionate share of JV expenditures following AMC’s having completed its initial contribution (and subsequent contribution, if applicable), Raven’s JV interest will be converted to an additional 1% property wide NSR royalty on all metals produced, for an aggregate NSR royalty to Raven of 1.5% to 6% (depending upon the gold price) on precious metals and 2% on base metals).

Formation of the JV is subject to the settlement and execution of a formal agreement and the completion by AMC of due diligence on the Terra project, both to be completed on or before May 19, 2010 (subject to extension by agreement).

Jeff Pontius, the President and CEO of ITH, stated “The joint venture with AMC will significantly benefit ITH shareholders by partnering with an experienced and highly capable underground development group such as AMC.  This joint venture, along with our recently announced Chisna joint venture, continues to position the Company’s non-Livengood assets as strategic building blocks for our Raven Gold initiative, in which we plan to build a company with significant exposure to partner funded, non-operator, gold-silver production via royalty and/or carried interest agreements”.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for achieving any production at the Terra project, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company and AMC may produce or plan to produce, the inability of the Company or AMC to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company or AMC to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement their respective business strategies, the inability of the Company or AMC to settle definitive agreements, the inability of AMC to raise the necessary funding to meet its initial and secondary contribution requirements, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.